Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following is a description of the common stock of Interdigital, Inc. (the “Company”, “we” or “our”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
General
We are incorporated in the Commonwealth of Pennsylvania and the rights of our shareholders are generally covered by our Amended and Restated Articles of Incorporation (the “Articles”), our Amended and Restated Bylaws (the “Bylaws”) and the applicable provisions of the Pennsylvania Business Corporation Law (“PBCL”).
This description of our common stock is qualified by, and should be read in conjunction with, the Articles and the Bylaws, both of which are filed as exhibits to the Annual Report on Form 10-K of which this exhibit forms a part, as well as the applicable provisions of the PBCL.
Authorized Capital Stock
Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 14,398,600 shares of preferred stock, par value $0.10 per share. All outstanding shares of common stock are fully paid and non-assessable.
Description of Common Stock
Voting Rights. Holders of shares of our common stock are entitled to one vote per share on all matters to be voted upon by our shareholders. Holders of common stock do not have cumulative voting rights.

Dividends and Other Distributions. The holders of our common stock are entitled to receive dividends and other distributions as may be declared by our Board of Directors (the “Board”), subject to the preferential rights of any outstanding preferred stock.

Liquidation Rights. In the event of our liquidation, the holders of our common stock will be entitled to share ratably in any assets remaining after payment of all debts and other liabilities, subject to the preferential rights of any outstanding preferred stock.

Other Rights. Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock
The Board may, without shareholder approval, issue up to 14,398,600 shares of preferred stock in one or more series and, subject to the PBCL, may fix the rights and preferences of any series of preferred stock, including, without limitation:

•Dividend rates and the manner of payment;
•Preferential amounts payable upon voluntary or involuntary liquidation;
•Voting rights;
•Conversion rights;
•Redemption prices, terms and conditions; and
•Sinking fund and stock purchase prices, terms and conditions.

Exhibit 4.2

The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of our common stock and could adversely affect the rights and powers, including voting powers, of holders of shares of our common stock. In connection with our now-terminated shareholder rights plan, the Articles designate 90,000 shares of preferred stock as Series B Junior Participating Preferred Stock, which series has certain rights and preferences that are greater than the rights of our common stock. We terminated the shareholder rights plan as of March 9, 2010. No shares of preferred stock are currently outstanding.
Certain Provisions of Our Articles and Bylaws
Certain provisions our Articles and Bylaws may make it more difficult for third parties to acquire control of us. These provisions, described below, are expected to discourage coercive takeover practices and inadequate takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of the Company to first negotiate with the Board.

“Blank Check” Preferred Stock. The Board is authorized by the Articles to designate and issue, without shareholder approval, preferred stock with rights and preferences as the Board may determine. This ability to issue what is commonly referred to as “blank check” preferred stock, or rights to acquire such preferred stock, may have the effect of delaying, deferring or preventing a change in control of our company or an unsolicited acquisition proposal.

Business Combinations. The Articles require the affirmative vote of holders of at least 80% of all then outstanding shares of our stock entitled to vote generally in the election of directors voting together as a single class to approve certain “business combination” transactions involving an interested stockholder (generally defined as a beneficial owner of over 20% of the combined voting power of our outstanding voting stock), subject to certain conditions defined therein (including exemptions from the 80% supermajority vote requirement if the transaction is approved by a majority of disinterested directors or certain fair price requirements are met). The term “business combination” is defined broadly to include, among other things, a merger, sale, lease or exchange transaction involving our stock or assets.

Amendments. The approval of holders of 80% or more of all then outstanding shares of our stock entitled to vote generally in the election of directors voting together as a single class is required to alter, amend or repeal the provisions of our Bylaws pertaining to (i) certain matters relating to election of the Board, (ii) the authority to fill director vacancies (as described in more detail below), (iii) the removal of directors, and (iv) amendments to the Bylaws.

Calling of Special Meetings. The Bylaws provide that special meetings of the shareholders may only be called by the Chairman of the Board, the President of the Company or the Board.

Removal of Directors. Except for the rights of any class or series of stock entitled to elect directors separately, any director may only be removed from office, without assigning any cause, by the approval of holders of 80% or more of the combined voting power of the then outstanding shares of our stock entitled to vote generally in the election of directors, voting together as a single class.

Authority to Fill Board of Directors Vacancies. Under the Articles and the Bylaws, any vacancy on the Board shall only be filled by vote of a majority of our directors then in office, even if less than a quorum, and shall not be filled by our shareholders unless there are no members of the Board remaining in office.

Requirements for Advance Notification of Stockholder Nominations and Proposals. The Bylaws establish advance notice procedures with respect to the proposal of business by a shareholder to be considered at an annual meeting of shareholders and the nomination by a shareholder of candidates for election as directors.

Exhibit 4.2
Anti-Takeover Statutes
We are governed by a set of interrelated provisions of the PBCL which are designed to support the validity of actions taken by the Board in response to takeover bids. These provisions may have the effect of making more difficult and thereby discouraging attempts to acquire control of our company in a transaction that the Board determines not to be in the best interests of our company.

Transactions with Interested Shareholders. We are subject to Section 2538 of Subchapter D of Chapter 25 of the PBCL which requires certain transactions with an “interested shareholder” to be approved by a majority of disinterested shareholders. Section 2538 defines “interested shareholder” generally to include any shareholder who is a party to the transaction or who is treated differently than other shareholders and affiliates of the corporation.

Fair Value Acquisitions Statute. We are subject to Subchapter E of Chapter 25 of the PBCL which requires a person, or group of persons acting in concert, who acquires 20% or more of the voting shares of a publicly traded corporation to offer to purchase the shares of any other shareholder at “fair value” (determined as provided in Section 2547 of the PBCL).

Affiliated Transactions Statute. We are subject to Subchapter F of Chapter 25 of the PBCL which effectively prohibits business combinations involving our company and an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless either the business combination or the interested shareholder’s acquisition of 20% of the outstanding voting stock is approved by the Board, in each case, prior to the date on which the shareholder first became an interested shareholder, or the business combination is approved by a specified vote of shareholders. “Interested shareholder” is defined generally as any beneficial owner of at least 20% of our outstanding voting stock. Under certain circumstances, Subchapter F of Chapter 25 of the PBCL makes it more difficult for an interested shareholder to effect various business combinations with us.

Limitation of Liability; Indemnification
The Bylaws contain certain provisions permitted under the PBCL relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages as a result of any action or failure to act by such director unless such director has breached or failed to perform the duties of his or her office and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The Bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by the PBCL. In addition, the Bylaws provide that expenses incurred by a director or officer in defending a legal proceeding must be paid in advance by us prior to final disposition of the proceeding, provided that, if Pennsylvania law requires, we receive a written undertaking by the director or officer to repay such amounts if it is ultimately determined that he is not entitled to be indemnified by us.

Listing of Common Stock
Our common stock is listed under the symbol “IDCC” on the NASDAQ Global Select Market.

Transfer Agent and Registrar
American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.